EXHIBIT 99.1

Himax Technologies, Inc. Provides First Quarter 2013 Financial Guidance

Company Projects Revenues for the Quarter to Decline by High-Single-Digit to Low-Teens in Percentage; Gross Margin to be Slightly Up; GAAP EPS to be Between 6.5 to 7.5 Cents Per Diluted ADS; and Non-GAAP EPS to be Between 7.0 to 8.0 Cents Per Diluted ADS

TAINAN, Taiwan, Feb. 7, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today issued financial forecasts for the first quarter ending March 31, 2013.

Based on information available to the Company as of February 7, 2013, Himax is projecting the following for the three months ending March 31, 2013:

Net Revenues:	To decline by high-single-digit to low-teens in percentage, as compared to the fourth quarter of 2012
Gross Margin:	To be slightly up from the fourth quarter of 2012
GAAP EPS:	6.5 to 7.5 cents per diluted ADS, as compared to 6.6 cents of the same period 2012
Non GAAP EPS (1):	7.0 to 8.0 cents per diluted ADS, as compared to 7.1 cents of the same period 2012

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

"Looking into 2013, we are seeing strong fundamentals across many of our product lines. The first quarter is likely to be the bottom of the year in terms of sales because it has fewer working days due to Chinese New Year," commented Jordan Wu, President and CEO of Himax Technologies. "Driving our growth in 2013 are the same strategies we executed in 2012 which is to focus on image processing related technologies while diversifying our customer base and product portfolio to increase revenue and improve margins and profitability."

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,762 patents granted and 1,397 patents pending approval worldwide as of December 31, 2012. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

CONTACT: For the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Taiwan Tel: +886-2-2370-3999 Ext.22300, or
         US Tel: +1-949-585-9838 Ext. 252
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations -  US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us